Exhibit 99.1

Amdocs Signs an Agreement to Purchase Prime Real-Estate in Ra’anana for its Future Israel Campus

Company looks to future campus as an opportunity to shape company culture and improve the experience for its employees in Israel

ST. LOUIS – September 13, 2017 – Amdocs (NASDAQ: DOX), the leading provider of customer experience solutions, entered into an agreement, pursuant to which Amdocs will acquire prime commercial land located in Ra’anana, Israel. Closing of the transaction is subject to customary closing conditions, as well as waiver of a third party’s rights with respect to such land.

Amdocs intends to use the land to be acquired under the agreement to serve as the site of a new campus that will provide an advanced, optimal working environment that can fully meet the needs of Amdocs Israel, an Amdocs company, and its employees and support the company’s future growth.

Amdocs is currently evaluating various alternatives with respect to the future development and construction of the new campus, including structures for ownership or long-term lease arrangements. The acquisition costs are not expected to have a material impact on Amdocs’ cash position or operating results.

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About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.7 billion in fiscal 2016.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ intention to complete this transaction and its impact on Amdocs’ results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the possibility that a third party’s rights with respect to such land shall not be waived (as to which we can provide no assurances), effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016 and our quarterly 6-K form furnished on February 13, May 22 and August 14, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com